

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Adrian Adams
President and Chief Executive Officer
Impel NeuroPharma, Inc.
201 Elliott Avenue West, Suite 260
Seattle, WA 98119

>   **Re: Impel NeuroPharma, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 19, 2021**
>   **File No. 333-254999**

Dear Mr. Adams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement or providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement or the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 3.2 - Form of Restated Certificate of Incorporation to be effective upon the completion of this offering
Article IX: Choice of Forum, page 6

1.   We note that the choice of forum provision in your restated certificate to be effective upon the completion of the offering identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." We further note your disclosure on pages 62 and 168 of your prospectus stating that such provision will not apply to suits brought to enforce a duty or liability created by the Exchange Act. Please either (i) amend the provision in your restated certificate to clearly state that the provision does not apply to federal securities law claims or applies only to state law claims, as applicable, or (ii) provide reasonable assurance that you will make future

       investors aware of the provision's limited applicability, for example by including such disclosure in your future Exchange Act reports.

       You may contact Jeanne Bennett at 202-551-3606 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Tim Buchmiller at 202-551-3635 with any other questions.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences

cc: Amanda L. Rose, Esq.